Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2023 FINANCIAL RESULTS

ATHENS, Greece, Feb. 2, 2024 (GLOBE NEWSWIRE) – Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2023.

Highlights

	Three-month periods ended December 31,
	2023	2022	Increase / (Decrease)
Revenues	$95.5 million	$79.9 million	20%
Expenses	$55.1 million	$42.1 million	31%
Interest expense and finance cost	$27.9 million	$18.4 million	52%
Net Income	$12.7 million	$21.1 million	(40%)
Net Income per common unit	$0.48	$1.03	(53%)
Adjusted Net Income (excluding impairment of vessels of $3.5 million)[1]	$16.3 million	$21.1 million	(23%)
Adjusted Net Income per common unit (excluding impairment of vessels)[1]	$0.61	$1.03	(41%)
Average number of vessels[2]	22.5	19.9	13%

•	Operating Surplus[3] and Operating Surplus after the quarterly allocation to the capital reserve for the fourth quarter of 2023 were $40.5 million and $1.5 million, respectively.

•	Announced common unit distribution of $0.15 for the fourth quarter of 2023.

[1]

Adjusted Net Income (excluding impairment of vessels) and Adjusted Net Income per common unit (excluding impairment of vessels) are non-GAAP financial measures used to measure the financial performance of the Partnership and we believe these non-GAAP measures are useful to analysts and investors in comparing the results of operations between periods. These non-GAAP measures are not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for Net income and Net Income per common unit prepared in accordance with GAAP or as a measure of profitability.

[2]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[3]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•

Concluded a $500.0 million rights offering (the “Rights Offering”) and successfully closed a transaction to acquire 11 latest generation two-stroke (MEGA) Liquefied Natural Gas Carriers (“LNG/C”) to be delivered between the fourth quarter of 2023 and the first quarter of 2027 (the “LNG/C Transaction”).

•	On December 21, 2023 and January 2, 2024, the Partnership took delivery of the LNG/C Amore Mio I and the LNG/C Axios II, respectively, pursuant to the LNG/C Transaction.

•	Agreed to sell the 5,100 Twenty-foot Equivalent Unit (“TEU”) container vessel the M/V Long Beach Express.

Overview of Fourth Quarter 2023 Results

Net income for the quarter ended December 31, 2023, was $12.7 million, compared with net income of $21.1 million for the fourth quarter of 2022. Taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended December 31, 2023, was $0.48, or $0.61 per common unit, if we exclude impairment of vessels in that quarter, compared to net income per common unit of $1.03 for the fourth quarter of 2022.

Total revenue for the quarter ended December 31, 2023, was $95.5 million, compared to $79.9 million during the fourth quarter of 2022. The increase in revenue was primarily attributable to the revenue contributed by the newbuilding vessels acquired by the Partnership, namely the M/V Manzanillo Express acquired on October 12, 2022, the M/V Itajai Express acquired on January 10, 2023, the LNG/C Asterix I acquired on February 17, 2023, the M/V Buenaventura Express acquired on June 20, 2023 and the LNG/C Amore Mio I acquired on December 21, 2023, partly offset by the sale of the M/V Cape Agamemnon on November 7, 2023.

Total expenses for the quarter ended December 31, 2023, were $55.1 million, compared to $42.1 million in the fourth quarter of 2022. Total vessel operating expenses during the fourth quarter of 2023 amounted to $20.6 million, compared to $17.3 million during the fourth quarter of 2022. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet. Total expenses for the fourth quarter of 2023 also include a non-cash impairment charge of $3.5 million in total that we recognized in connection with the sale of the M/V Cape Agamemnon and the M/V Long Beach Express, and vessel depreciation and amortization of $22.2 million, compared to $17.0 million in the fourth quarter of 2022. The increase in depreciation and amortization during the fourth quarter of 2023 was mainly attributable to the net increase in the average size of our fleet. General and administrative expenses for the fourth quarter of 2023 increased to $5.7 million, compared to $4.0 million in the fourth quarter of 2022, mainly due to the costs incurred in connection with the LNG/C Transaction.

Total other expense, net for the quarter ended December 31, 2023, was $27.7 million compared to $16.6 million for the fourth quarter of 2022. Total other expense, net includes interest expense and finance cost of $27.9 million for the fourth quarter of 2023, compared to $18.4 million for the fourth quarter of 2022. The increase in interest expense and finance cost was mainly attributable to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate compared to the fourth quarter of 2022.

Capitalization of the Partnership

As of December 31, 2023, total cash amounted to $204.1 million. Total cash includes restricted cash of $11.7 million, which represents the minimum liquidity requirement under our financing arrangements.

As of December 31, 2023, total partners’ capital amounted to $1,174.9 million, an increase of $536.5 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the year ended December 31, 2023, other comprehensive income of $3.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge, the amortization associated with the equity incentive plan of $3.8 million and the net result from the issuance of common units in connection with the Rights Offering of $498.7 million, partly offset by distributions declared and paid during the period in a total amount of $12.2 million and the cost of repurchasing our common units under our Unit Repurchase Program for an aggregate amount of $4.1 million.

As of December 31, 2023, the Partnership’s total debt was $1,787.8 million before financing fees, reflecting an increase of $488.6 million compared to $1,299.2 million as of December 31, 2022. The increase is attributable to the assumption of $196.3 million of indebtedness in connection with the acquisition of the LNG/C Amore Mio I in December 2023, the drawdown of $392.0 million of new debt in relation to the acquisition of the newbuilding vessels acquired by the Partnership during the first half of 2023 and a $10.0 million increase in the U.S. Dollar equivalent of the euro-denominated bonds issued by CPLP Shipping Holdings Plc in July 2022 and October 2021 as of December 31, 2023, partly offset by the scheduled principal payments for the period of $86.4 million and the early repayment in full of the facility we entered into with CMB Financial Leasing Co., Ltd in 2021 to partly finance the acquisition of the three Panamax container vessels the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express of a total amount of $23.4 million.

Operating Surplus

Operating surplus for the quarter ended December 31, 2023, amounted to $40.5 million, compared to $41.7 million for the previous quarter ended September 30, 2023, and $37.3 million for the quarter ended December 31, 2022. We allocated $39.0 million to the capital reserve, an increase of $4.5 million compared to the previous quarter due to the net increase in the rate of amortization of our debt. Operating surplus for the quarter ended December 31, 2023, after the quarterly allocation to the capital reserve, was $1.5 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Rights Offering and Standby Purchase Agreement

The Rights Offering was launched on November 27, 2023, in order to finance a portion of the purchase price under the LNG/C Transaction. As previously announced, the Rights Offering resulted in subscriptions for 445,988 common units. These common units were issued to participating unitholders on December 21, 2023.

In connection with the Rights Offering, the Partnership entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) with Capital Maritime & Trading Corp. (“Capital Maritime” or “CMTC”), pursuant to which Capital Maritime agreed to purchase from CPLP at $14.25 per Common Unit (the subscription price in the Rights Offering), the number of common units offered that were not issued pursuant to the Rights Offering. Because the Rights Offering was not fully subscribed, on December 21, 2023, Capital Maritime purchased 34,641,731 Common Units pursuant to the Standby Purchase Agreement, as set forth in the following table:

Description	Common Units	Subscription Price per Common Unit	Value in US$ millions
Common Units subscribed for in the Rights Offering	445,988	$14.25	$6.4
Units issued to CMTC pursuant to the Standby Purchase Agreement	34,641,731	$14.25	$493.6

Total Units Issued	35,087,719	$14.25	$500.0

LNG/C Transaction

On December 21, 2023, the Partnership announced the closing of the umbrella agreement in respect of the LNG/C Transaction (the “Umbrella Agreement”), entered into on November 13, 2023 with Capital Maritime and Capital GP L.L.C. (the “General Partner”), providing for the acquisition of 11 latest generation two-stroke (MEGA) LNG/Cs (the “Vessels”) for a total acquisition price of $3,130.0 million. Upon the closing of the Umbrella Agreement, the Partnership entered into 11 share purchase agreements to acquire 100% of the equity interests in each vessel-owning company of the Vessels (the “Vessel SPAs”).

Each Vessel will have a capacity of 174,000 Cubic Meters and was built or is under construction at Hyundai Heavy Industries Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea (collectively, “Hyundai”).

On December 21, 2023, and upon entry into the Vessel SPAs for LNG/Cs Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), we paid to Capital Maritime a deposit of $174.4 million, or 10% of the aggregate acquisition price of the Initial Vessels. We closed the Vessel SPA for the LNG/C Axios II upon delivery of the Vessel on January 2, 2024 and we expect to close the remaining acquisitions of each of the vessel-owning companies of the Initial Vessels upon each Vessel’s delivery from Hyundai. The remaining purchase price with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Vessel SPA, with a total of $1,287.0 million remaining due for the Initial Vessels.

On December 21, 2023, and upon entry into the Vessel SPAs for LNG/Cs Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”), the Partnership paid Capital Maritime $138.1 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Remaining Vessels, which are expected to be delivered to the Partnership between the third quarter of 2026 and the first quarter of 2027. We expect to pay an additional amount of $909.9 million to Hyundai in pre-delivery and delivery instalments for the Remaining Vessels.

The Umbrella Agreement and the Standby Purchase Agreement permit the Partnership and Capital Maritime to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel SPAs and the Standby Purchase Agreement. The following table describes the amounts that paid or deemed paid by each of the Partnership and Capital Maritime on December 21, 2023:

Description	Method of Settlement	Value in US$ millions
From the Partnership to Capital Maritime
10% deposit on the Initial Vessels	Netted against the amount due from CMTC pursuant to the Standby Purchase Agreement	$174.4
Payment for the Remaining Vessels		$138.1
Purchase price of LNG/C Amore Mio I		$141.7

Total		$454.2

From Capital Maritime to the Partnership
Total amount due pursuant to the Standby Purchase Agreement	Netted against the total amount due from the Partnership	$454.2
	In Cash	$39.5

Total		$493.7

The balance of the consideration for the acquisitions of the five Initial Vessels and the four Remaining Vessels under the Umbrella Agreement will be funded by a combination of commercial debt, an unsecured seller’s credit of up to $220.0 million extended by Capital Maritime and maturing on June 30, 2027 (the “Seller’s Credit”), and cash on hand. On January 2, 2024, we deferred $92.6 million of the purchase price for the LNG/C Axios II pursuant to a drawdown under the Seller’s Credit.

Delivery of the LNG/C Amore Mio I and the LNG/C Axios II

On December 21, 2023, the Partnership took delivery of the LNG/C Amore Mio I. The vessel has commenced its three-year employment with Qatar Energy Trading LLC. Upon acquisition, we assumed indebtedness of $196.3 million in the form of a sale and leaseback transaction. The LNG/C Amore Mio I lease has a tenor of 10 years, is repayable in 12 quarterly instalments of $5.5 million and 28 subsequent instalments of $1.1 million and offers the option to repurchase the vessel at a predetermined price after the first anniversary of the arrangement, together with a purchase obligation of $98.2 million at the expiration of the lease in October 2033.

On January 2, 2024, the Partnership took delivery of the LNG/C Axios II. The vessel commenced an index-linked, one-year time charter, which will be followed by a seven-year bareboat charter with Bonny Gas Transport Limited (“BGT”). BGT maintains an option to extend the charter by an additional three years. The vessel acquisition was financed through netting 10% of the acquisition price against the amount due from CMTC pursuant to the Standby Purchase Agreement, a new senior secured loan facility for an amount of $190.0 million, repayable in 28 equal quarterly instalments of $2.5 million and a balloon payment of $120.0 million together with the final quarterly instalment in December 2030, and a drawdown of $92.6 million under the Seller’s Credit.

Sale of M/V Long Beach Express

On December 15, 2023, the Partnership agreed to sell the M/V Long Beach Express container vessel (68,618 dwt / 5,100 TEU, container vessel, built 2008, Hanjin Heavy Industries & Construction Co., Ltd., South Korea) to an unaffiliated party. Delivery of the M/V Long Beach Express to the buyer is expected within the first quarter of 2024.

Corporate Conversion

Pursuant to the Umbrella Agreement, CPLP, Capital Maritime and the General Partner have agreed to, in good faith, negotiate and jointly work with tax and other advisors to agree terms for the conversion of the Partnership from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions by June 21, 2024.

Rights of First Refusal

Pursuant to the Umbrella Agreement, Capital Maritime granted the Partnership, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware, and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “Energy Transition Vessels”) for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if we acquire an Energy Transition Vessel from Capital Maritime, employment opportunities for such Energy Transition Vessel of which Capital Maritime becomes aware, for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“I am very pleased to see that the Partnership has made significant progress on all fronts, as we continue to successfully execute against the business plan we set out in November 2023. Importantly, we have concluded the $500.0 million Rights Offering and with that we closed the agreement to acquire the 11 two stroke, latest generation LNG/Cs, with two LNG/Cs already having joined our fleet in December 2023 and January 2024, respectively. Moreover, we agreed to sell one of our container vessels in line with the announced intention to gradually divest from our container vessels. Over the next few months, we expect to focus on the conversion of the Partnership into a corporation, which should help facilitate the transition of CPLP to an LNG and energy transition focused company with the ambition of being a bellwether of the industry.”

Quarterly Common Unit Cash Distribution

On January 25, 2024, the Board of Directors of the Partnership declared a cash distribution of $0.15 per common unit for the fourth quarter of 2023 payable on February 13, 2024, to common unit holders of record on February 6, 2024.

LNG Market Update

The reduced focus on energy security, along with warm weather and increased gas inventories, resulted in a decline in gas prices in 2023. This, combined with prolonged availability of vessels throughout the year, has kept charter rates lower compared to previous years. As a result, LNG spot rates for a 2-stroke vessel averaged $171,250 for the fourth quarter 2023, while the 1-year time charter rate as of the end of January 2024 stood at around $70,000/day.

The United States have now become the world’s largest exporter of LNG and China has reclaimed its status as the largest importer. Gas storage levels in Europe are at historical highs, with several importers in Asia reaching tank-tops. With a steady flow of newbuild deliveries and limited new liquefaction capacity, 2024 is expected to be softer in terms of spot and short-term time charter rates. LNG fleet capacity growth of 10.5% is projected to outpace LNG tonne-mile trade growth of 5.6%. However, charter markets for 2-stroke vessels, which benefit significantly from higher carrying capacity and lower boil-off, are expected to remain generally healthy, as preference for these vessels is increasing even at lower gas prices.

Looking ahead, it is anticipated that the increasing shipping demand from new projects, both in terms of volume and longer distances, will induce further demand for LNG/Cs including newbuild orders with 2027-2028 delivery. Assuming that projects adhere to their timelines, and proposed projects reach Final Investment Decision (FID), demand for newbuild LNG/Cs is likely to surpass current yard capacity by the end of the decade.

Conference Call and Webcast

Today, February 2, 2024, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13744269. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 24 high specification vessels, including nine latest generation LNG/Cs, 12 Neo-Panamax container vessels and three Panamax container vessels. CPLP has agreed to sell one Panamax container vessel within the first quarter of 2024. In addition, CPLP has agreed to acquire nine additional latest generation LNG/Cs to be delivered between the second quarter of 2024 and the first quarter of 2027.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, the transactions contemplated pursuant to the Umbrella Agreement, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market, vessel deliveries and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2022, filed on April 26, 2023. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month		For the year
	periods ended December 31,		ended December 31,
	2023	2022	2023	2022
Revenues	$95,509	$79,897	$360,586	$299,071

Expenses / (income), net:
Voyage expenses	3,014	3,819	14,920	16,236
Vessel operating expenses	17,717	14,954	74,790	58,288
Vessel operating expenses - related parties	2,836	2,347	10,899	9,172
General and administrative expenses	5,735	4,016	13,445	10,681
Vessel depreciation and amortization	22,207	16,994	84,199	69,272
Gain on sale of vessels	—	—	—	(47,275)
Impairment of vessels	3,541	—	11,497	—

Operating income, net	40,459	37,767	150,836	182,697

Other income / (expense), net:
Interest expense and finance cost	(27,906)	(18,424)	(104,858)	(55,421)
Other income / (expense), net	177	1,783	1,230	(1,855)

Total other expense, net	(27,729)	(16,641)	(103,628)	(57,276)

Partnership’s net income	$12,730	$21,126	$47,208	$125,421

General Partner’s interest in Partnership’s net income	110	354	680	2,157
Partnership’s net income allocable to unvested units	119	727	929	3,662
Common unit holders’ interest in Partnership’s net income	12,501	20,045	45,599	119,602
Net income per:
Common units, basic and diluted	$0.48	$1.03	$2.15	$6.19
Weighted-average units outstanding:
Common units, basic and diluted	25,941,874	19,505,152	21,182,471	19,325,030

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$192,422	$144,635
Other current assets	33,082	21,688

Total current assets	225,504	166,323

Fixed assets
Advances for vessels under construction – related party	174,400	24,000
Vessels, net and vessels under construction	2,632,285	1,757,897

Total fixed assets	2,806,685	1,781,897

Other non-current assets
Restricted cash	11,721	10,213
Other non-current assets	96,389	38,331

Total non-current assets	2,914,795	1,830,441

Total assets	$3,140,299	$1,996,764

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	$103,116	$73,213
Other current liabilities	80,814	45,367

Total current liabilities	183,930	118,580

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of December 31, 2023 and 2022)	1,672,179	1,215,865
Other non-current liabilities	109,257	23,893

Total long-term liabilities	1,781,436	1,239,758

Total liabilities	1,965,366	1,358,338

Total partners’ capital	1,174,933	638,426

Total liabilities and partners’ capital	$3,140,299	$1,996,764

Cash Flow Data

(In thousands of United States Dollars)

	For the years ended December 31,
	2023	2022
Net cash provided by operating activities	189,375	172,568

Net cash used in investing activities	(447,092)	(14,109)

Net cash provided by / (used in) financing activities	307,012	(35,091)

Net increase in cash, cash equivalents and restricted cash	49,295	123,368

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	493

Cash, cash equivalents and restricted cash at beginning of the year	154,848	30,987

Cash, cash equivalents and restricted cash at end of the year	$204,143	$154,848

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on Bonds and cash and cash equivalents, change in fair value of derivatives, impairment, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2023	For the three-month period ended September 30, 2023	For the three-month period ended December 31, 2022
Partnership’s net income	12,730	17,038	21,126

Adjustments to reconcile net income to operating surplus prior to Capital
Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives[1]	24,111	23,858	17,285
Impairment of vessels	3,541	—	—
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	73	755	(1,095)

Operating Surplus prior to capital reserve	40,455	41,651	37,316

Capital reserve	(38,954)	(34,444)	(30,987)

Operating Surplus after capital reserve	1,501	7,207	6,329

Decrease / (increase) in recommended reserves	6,807	(4,162)	(3,238)

Available Cash	8,308	3,045	3,091

Depreciation, amortization, unrealized Bonds exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences;

•	Unrealized cash, cash equivalents and restricted cash exchange differences; and

•	Change in fair value of derivatives.